                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                  XIRCOM, INC.
                                (Name of Issuer)

                         COMMON STOCK (PAR VALUE $0.001)
                         (Title of Class of Securities)

                                    983922105
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 15, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

--------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSON                             Intel Corporation
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           94-1672743
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------

3.        SEC USE ONLY
--------------------------------------------------------------------------------

4.        SOURCE OF FUNDS                                      WC
--------------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [   ]
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
--------------------------------------------------------------------------------

      NUMBER OF         7.       SOLE VOTING POWER                     7,822,855
        SHARES
     BENEFICIALLY       8.       SHARED VOTING POWER                   N/A
       OWNED BY
         EACH           9.       SOLE DISPOSITIVE POWER                7,822,855
      REPORTING
     PERSON WITH        10.      SHARED DISPOSITIVE POWER              N/A
--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                  7,822,855
          REPORTING PERSON
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [   ]
          EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.1%
--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP No. 983922 10 5               Schedule 13D                    Page 3 of 16



ITEM 1.           Security and Issuer:

                  Intel Corporation (the "Reporting Person") hereby amends its statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on February 22, 1999, as previously amended, with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Xircom, Inc. (the "Issuer"), whose principal executive offices are located at 2300 Corporate Center Drive, Thousand Oaks, California 91320.

ITEM 2.           Identity and Background.

                  (a)       Name of Person Filing:        Intel Corporation

                                                          The executive officers
                                                          and directors of Intel
                                                          Corporation are set
                                                          forth on Appendix A to
                                                          this Statement.

                  (b)       Address of Principal Business and Principal Office:

                            2200 Mission College Boulevard
                            Santa Clara, CA 95052-8119

                  (c)       Principal Business:  Manufacturer of microcomputer
                                                 components, modules and systems

                  (d)       Criminal Proceedings:

                            During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

                  (e)       Civil Proceedings:

                            During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction whereby such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)       State of Incorporation:       Delaware

CUSIP No. 983922 10 5               Schedule 13D                    Page 4 of 16



ITEM 3.           Source and Amount of Funds or Other Consideration.

                  On February 28, 1997, the Reporting Person paid $52,278,313.88 in cash to acquire 2,516,405 shares of Common Stock of the Issuer. In addition, the Reporting Person acquired a warrant (the "Warrant") to purchase up to 1,509,903 shares of Common Stock. Funds for the purchase of the securities were derived from the Reporting Person's working capital.

                  On February 17, 1999, pursuant to the terms of the Warrant, the Reporting Person "net exercised" the Warrant. Under the net exercise, the Issuer retained 995,589 of the shares of Common Stock that the Reporting Person had the right to acquire under the Warrant in payment of the aggregate Warrant exercise price of $40,782,480 ($27.01 per share). The Reporting Person acquired 514,314 shares of Common Stock as a result of the net exercise of the Warrant and immediately sold the 514,314 shares thereby acquired back to the Issuer to realize a gain on its investment.

                  As more fully described in Item 4 below, the Reporting Person has entered into a Stock Option Agreement with the Issuer (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Issuer has, among other things, granted the Reporting Person an Option (as defined in Item 4 below) to acquire shares of Common Stock as described below. If the conditions precedent were satisfied to permit the Reporting Person to exercise its option to purchase shares of Common Stock pursuant to the Option Agreement and the Reporting Person so exercised the option, the Reporting Person currently anticipates that funds for such exercise would be generated by available working capital. No monetary consideration was paid by the Reporting Person to the Issuer in connection with entering into the Merger Agreement (as defined in Item 4 below) or the Stock Option Agreement.

ITEM 4.           Purpose of the Transaction.

                  In August and September 2000, the Reporting Person sold an aggregate of 647,875 shares of Common Stock pursuant to Rule 144(k) of the Securities Act of 1933, as amended, and retained 1,868,530 shares of Common Stock. The Reporting Person presently holds these shares of Common Stock of the Issuer as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the shares, through one or more sales

CUSIP No. 983922 10 5               Schedule 13D                    Page 5 of 16



                  pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the shares as an investment.

                  On January 15, 2001, the Reporting Person, the Issuer and ESR Acquisition Corporation, a wholly-owned subsidiary of the Reporting Person ("ESR"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to certain conditions, the Reporting Person will acquire the Issuer. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, the Reporting Person will make a cash tender offer (the "Offer") to acquire, through ESR, all of the issued and outstanding shares of Common Stock of the Issuer for $25 per share. The Offer will commence no later than ten business days from January 15, 2001. Upon completion of the Offer, it is expected that ESR will be merged with and into the Issuer (the "Merger"), with the Issuer remaining as the surviving corporation and a wholly-owned subsidiary of the Reporting Person. It is also expected that all shares of Common Stock not purchased in the Offer will be converted into the right to receive $25 per share in the Merger.

                  Concurrently with the execution of the Merger Agreement, the Reporting Person and the Issuer entered into the Stock Option Agreement pursuant to which the Issuer granted the Reporting Person an option (the "Option") to purchase up to 5,954,325 shares of Common Stock (or such other number of shares of Common Stock as equals 19.9% of the outstanding shares of Common Stock immediately prior to the time of exercise), at a price of $25.00 per share of Common Stock, subject to adjustment in certain circumstances (the "Option Shares"). The Option will, subject to certain limitations, become exercisable upon the occurrence of a "Trigger Event" (as defined in Section 1(b) of the Stock Option Agreement), the result of which is the Issuer has become obligated to pay a fee to the Reporting Person pursuant to Section 7.3(a) of the Merger Agreement. The Stock Option Agreement further provides that the Reporting Person may, at any time following the exercise by the Reporting Person of the Option, require the Issuer to repurchase for cash all of the Option Shares received by the Reporting Person pursuant to the Stock Option Agreement. In no event may the "Total Profit" (as defined in Section 12 of the Stock Option Agreement) of the Reporting Person under the Stock Option Agreement or the Merger Agreement exceed $35,000,000. No Trigger Event has occurred at the time of this filing.

                  The Option was granted by the Issuer as an inducement to the Reporting Person to enter into the Merger Agreement and is intended to increase the likelihood that the transactions contemplated by the Merger

CUSIP No. 983922 10 5               Schedule 13D                    Page 6 of 16



                  Agreement will be consummated in accordance with its terms. The Option may also discourage persons from proposing a competing offer to acquire the Issuer or its Common Stock. The existence of the Option could significantly increase the cost to a potential acquirer of acquiring the Issuer, compared to such cost had the Issuer not entered into the Stock Option Agreement. The Option will terminate and not be exercisable upon the earlier of: (i) the Expiration Date (as defined in Section 11 of the Stock Option Agreement, which includes the effective time of the Merger), (ii) termination of the Merger Agreement other than as a result of the occurrence of a Trigger Event, and (iii) one year following the termination of the Merger Agreement as a result of a Trigger Event.

                  The foregoing summary of the Stock Option Agreement and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, attached hereto as Exhibits 5 and 6.

                  Upon consummation of the transactions contemplated by the Merger Agreement, shares of Common Stock of the Issuer will cease to be quoted on the Nasdaq National Market System, and they will be eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


ITEM 5.           Interests in Securities of the Issuer.

                  (a)      Number of Shares Beneficially Owned: 7,822,855 shares

                           Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Option Shares for purposes of Section 13(d) or
                           Section 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

                           Percent of Class:

                           The Reporting Person has an Option to purchase 5,954,325 shares of Common Stock (or such other number of shares of Common Stock as equals 19.9% of the outstanding shares of Common Stock immediately prior to the time of exercise of the Option). Based on the number of outstanding shares of Common Stock on January 12, 2001, as represented to by the Issuer in the Merger Agreement, when combined with the shares of Common Stock already held, the Reporting Person

CUSIP No. 983922 10 5               Schedule 13D                    Page 7 of 16



                           would beneficially own 26.1% of the Common Stock upon full exercise of the Option.

                  (b)      Sole Power to Vote, Direct the Vote of,
                           or Dispose of Shares:         7,822,855 shares.

                           The Reporting Person would have sole voting and dispositive power with respect to the Option Shares upon exercise of the Option.

                           Shared Power to Vote, Direct the Vote of,
                           or Dispose of Shares:         None

                  (c)      Recent Transactions:

                           Except as described in Item 4 hereof, no transactions in the shares of Common Stock were effected by the Reporting Person or, to the best of its knowledge, any of the persons listed on Appendix A hereto, during the preceding 60 days.

                  (d)      Rights with Respect to Dividends or Sales Proceeds:

                           The Reporting Person currently has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 1,868,530 shares of Common Stock covered by this Statement. Until the Option is exercised, the Reporting Person has no right to receive or the power to direct the receipt of dividends from, or the sale proceeds of the sale of, the Option Shares covered by this Statement, but will have such power upon exercise of the Option in accordance with its terms.

                  (e)      Date of Cessation of Five Percent Beneficial
                           Ownership:                            N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Investor Rights Agreement, dated February 28, 1997, between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the Common Stock that the Reporting Person owns, (b) participation in future sales and issuances of securities by the Issuer, (c) maintaining its ownership percentage in the Issuer, (d) receiving various public filings directly from the Issuer on a periodic basis, and (e) the opportunity to acquire the Issuer or certain assets of the Issuer if the

CUSIP No. 983922 10 5               Schedule 13D                    Page 8 of 16



                  Issuer seeks other offers or receives certain unsolicited offers. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. The Warrant Purchase Agreement, dated January 13, 1997, between the Reporting Person and the Issuer also contains certain restrictions on transfer of the Common Stock by the Reporting Person. See the Investor Rights Agreement for a further description of these provisions.

                  Pursuant to a Letter Agreement dated February 17, 1999, the definition of "Market Price" as set forth in the Warrant (used to determine the number of shares surrendered in payment of the exercise price of the Warrant upon a net exercise) was modified to mean, as to a share of Common Stock, the average closing price as quoted by Reuters for the ten (10) trading days immediately preceding February 17, 1999. The Letter Agreement further set out the terms upon which the Issuer would repurchase the remaining shares resulting from the net exercise of the Warrant.

                  Pursuant to the Stock Option Agreement, (i) the Reporting Person has certain Registration Rights with respect to the shares of Common Stock purchased upon exercise of the Option,
                  (ii) the Reporting Person has the option to elect a cash payment, under specified conditions, from the Issuer in lieu of exercising the Option, and (iii) the Reporting Person has the right, under certain conditions, to put the Option Shares upon exercise of the Option back to the Issuer and require a cash payment in exchange therefor.

ITEM 7.           Material to Be Filed as Exhibits.

CUSIP No. 983922 10 5               Schedule 13D                    Page 9 of 16



                  Exhibit 1*        Xircom, Inc. Common Stock and Warrant Purchase
                                    Agreement, dated as of January  13, 1997, between
                                    Xircom, Inc. and Intel Corporation.

                  Exhibit 2*        Warrant to Purchase Shares of Common Stock of
                                    Xircom, Inc., dated February 28, 1997.

                  Exhibit 3*        Investor Rights Agreement, dated February 28, 1997,
                                    between Xircom, Inc. and Intel Corporation.

                  Exhibit 4*        Letter Agreement, dated February 17, 1999, between
                                    Xircom, Inc. and Intel Corporation.

                  Exhibit 5         Agreement and Plan of Merger, dated January 15,
                                    2001, by and among Xircom, Inc., Intel Corporation
                                    and ESR Acquisition Corporation.

                  Exhibit 6         Stock Option Agreement, dated January 15, 2001, by
                                    and between Intel Corporation and Xircom, Inc.

---------------------

* Previously filed.

CUSIP No. 983922 10 5               Schedule 13D                   Page 10 of 16



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of January 22, 2001           INTEL CORPORATION

                                       By: /s/ F. THOMAS DUNLAP, JR.
                                          --------------------------------------
                                          F. Thomas Dunlap, Jr.
                                          Senior Vice President, General Counsel
                                          and Secretary

CUSIP No. 983922 10 5               Schedule 13D                   Page 11 of 16



                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                        Craig R. Barrett

Business Address:            Intel Corporation, 2200 Mission College Boulevard, Santa
                             Clara, CA 95052

Principal Occupation:        President and Chief Executive Officer

Name, principal business     Intel Corporation, a manufacturer of microcomputer
components, and address      modules and systems.
of corporation or other      2200 Mission College Boulevard
organization in which        Santa Clara, CA 95052
employment is
conducted:


Name:                        John Browne

Business Address:            BP Amoco p.l.c., Britannic House, 1 Finsbury Circus, London
                             EC2M 7BA

Principal Occupation:        Group Chief Executive

Name, principal business     BP Amoco p.l.c., an integrated oil company.
and address of corporation   Britannic House, 1 Finsbury Circus
or other organization in     London EC2M 7BA
which employment is
conducted:

Citizenship:                 British

CUSIP No. 983922 10 5               Schedule 13D                   Page 12 of 16



Name:                        Winston H. Chen

Business Address:            Paramitas Foundation, 3945 Freedom Circle, Suite 760, Santa
                             Clara,CA 95054

Principal Occupation:        Chairman

Name, principal business     Paramitas Foundation, a charitable foundation.
and address of corporation   3945 Freedom Circle, Suite 760
or other organization in     Santa Clara, CA 95054
which employment is
conducted:


Name:                        Andrew S. Grove

Business Address:            Intel Corporation, 2200 Mission College Boulevard, Santa
                             Clara, CA 95052

Principal Occupation:        Chairman of the Board of Directors

Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization in     2200 Mission College Boulevard
which employment is          Santa Clara, CA 95052
conducted:


Name:                        D. James Guzy

Business Address:            The Arbor Company, 1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:        Chairman

Name, principal business     The Arbor Company, a limited partnership engaged in the
and address of corporation   electronics and computer industry.
or other organization in     1340 Arbor Road
which employment is          Menlo Park, CA 94025
conducted:

CUSIP No. 983922 10 5               Schedule 13D                   Page 13 of 16



Name:                        Gordon E. Moore

Business Address:            Intel Corporation, 2200 Mission College Boulevard, Santa
                             Clara, CA 95052

Principal Occupation:        Chairman Emeritus of the Board of Directors

Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization in     2200 Mission College Boulevard
which employment is          Santa Clara, CA 95052
conducted:


Name:                        David S. Pottruck

Business Address:            The Charles Schwab Corporation, 101 Montgomery Street,
                             San Francisco, CA 94104

Principal Occupation:        President and Co-Chief Executive Officer

Name, principal business     The Charles Schwab Corporation, a financial services provider
and address of corporation   101 Montgomery Street
or other organization in     San Francisco, CA 94104
which employment is
conducted:


Name:                        Jane E. Shaw

Business Address:            AeroGen, Inc., 1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:        Chairman and Chief Executive Officer

Name, principal business     AeroGen, Inc., a private company specializing in
and address of corporation   controlled delivery of drugs to the lungs
or other organization in     1310 Orleans Drive
which employment is          Sunnyvale, CA 94089
conducted:

CUSIP No. 983922 10 5               Schedule 13D                   Page 14 of 16



Name:                        Leslie L. Vadasz

Business Address:            Intel Corporation, 2200 Mission College Boulevard, Santa
                             Clara, CA 95052

Principal Occupation:        Executive Vice President; President, Intel Capital

Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization in     2200 Mission College Boulevard
which employment is          Santa Clara, CA 95052
conducted:


Name:                        David B. Yoffie

Business Address:            Harvard Business School, Morgan Hall 215, Soldiers Field
                             Park Road, Boston, MA 02163

Principal Occupation:        Max and Doris Starr Professor of International Business
                             Administration

Name, principal business     Harvard Business School, an educational institution.
and address of corporation   Morgan Hall 215,Soldiers Field Park Road
or other organization in     Boston, MA 02163
which employment is
conducted:


Name:                        Charles E. Young

Business Address:            University of Florida, 226 Tigert Hall, P.O. Box 113150,
                             Gainesville, FL 32610

Principal Occupation:        Interim President of the University of Florida

Name, principal business     University of Florida
and address of corporation   226 Tigert Hall
or other organization in     P.O. Box 113150
which employment is          Gainesville, FL 32610
conducted:

CUSIP No. 983922 10 5               Schedule 13D                   Page 15 of 16



                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:               Andy D. Bryant
Title:              Executive Vice President; Chief Financial and Enterprise
                    Services Officer

Name:               Sean M. Maloney
Title:              Executive Vice President; Director, Sales and
                    Marketing Group

Name:               Paul S. Otellini
Title:              Executive Vice President; General Manager, Intel
                    Architecture Group

Name:               Gerhard H. Parker
Title:              Executive Vice President; General Manager, New
                    Business Group

Name:               Michael R. Splinter
Title:              Senior Vice President; General Manager, Technology and
                    Manufacturing Group

Name:               Albert Y. C. Yu
Title:              Senior Vice President; General Manager, Intel
                    Architecture Group

Name:               F. Thomas Dunlap, Jr.
Title:              Senior Vice President, General Counsel and Secretary

Name:               Arvind Sodhani
Title:              Vice President, Treasurer

CUSIP No. 983922 10 5               Schedule 13D                   Page 16 of 16



                                  EXHIBIT INDEX

Exhibit No.      Document
-----------      --------
Exhibit 1*       Xircom, Inc. Common Stock and Warrant Purchase Agreement, dated
                 January 13, 1997, between Xircom, Inc. and Intel Corporation.

Exhibit 2*       Warrant to Purchase Shares of Common Stock of Xircom, Inc., dated
                 February 28, 1997.

Exhibit 3*       Investor Rights Agreement, dated February 28, 1997, between Xircom,
                 Inc. and Intel Corporation.

Exhibit 4*       Letter Agreement, dated February 17, 1999, between Xircom, Inc. and
                 Intel Corporation.

Exhibit 5        Agreement and Plan of Merger, dated January 15, 2001, by and among Xircom, Inc., Intel Corporation and ESR Acquisition Corporation.

Exhibit 6 Stock Option Agreement, dated January 15, 2001, by and between Intel Corporation and Xircom, Inc.

--------------------

*  Previously filed.